Exhibit 99.1

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2016

IN U.S. DOLLARS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets	F2 – F3

Condensed Interim Consolidated Statements of Operations	F4

Condensed Interim Consolidated Statements of Comprehensive Income	F5

Condensed Interim Consolidated Statements of Changes in Equity	F6

Condensed Interim Consolidated Statements of Cash Flows	F7 – F8

Notes to Condensed Interim Consolidated Financial Statements	F9 – F11

- - - - - - - - - -

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2016	December 31, 2015
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,538	$1,419
Restricted bank deposits	185	195
Trade receivables	6,975	7,071
Other accounts receivable and prepaid expenses	849	725
Inventories	2,111	2,503

Total current assets	11,658	11,913

LONG TERM ASSETS	62	303

PROPERTY AND EQUIPMENT, NET	531	480

OTHER INTANGIBLE ASSETS, NET	224	7

GOODWILL	4,676	4,122

Total assets	$17,151	$16,825

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

F-2

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30, 2016	December 31, 2015
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long term loans	$400	$400
Trade payables	3,805	4,671
Employees and payroll accruals	616	480
Deferred revenues	796	796
Accrued expenses and other liabilities	235	320

Total current liabilities	5,852	6,667

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	2,938	3,458
Liability related to acquisition of business	196	-
Accrued severance pay	169	155
Deferred gain	28	40

Total long-term liabilities	3,331	3,653

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Share capital - Ordinary shares of NIS 80.00 nominal value: Authorized; 4,000,000 shares at June 30, 2016 and December 31, 2015; Issued and outstanding: 2,661,153 and 2,192,268 shares at June 30, 2016 and December 31, 2015, respectively	55,741	46,230
Additional paid-in capital	23,102	31,499
Accumulated other comprehensive income	(256)	(259)
Accumulated deficit	(70,619)	(70,965)

Total equity	7,968	6,505

Total liabilities and shareholders' equity	$17,151	$16,825

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

F-3

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2016	2015
	Unaudited	Unaudited

Revenue	$14,375	$11,928
Cost of revenues	11,508	9,568

Gross profit	$2,867	$2,360

Operating expenses:
Sales and marketing	1,546	1,370
General and administrative	809	763

Total operating costs and expenses	2,355	2,133

Operating income	512	227

Financial expenses, net	(166)	(221)

Income before taxes on income	346	6
Taxes on income	-	1

Net income	$346	$5

Net income per share:
Basic	$0.14	$0.00
Diluted	$0.14	$0.00

Weighted average number of shares used in computing net income per share:
Basic	2,445,874	1,852,369
Diluted	2,451,603	1,852,369

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

F-4

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE PROFIT (LOSS)

U.S. dollars in thousands, except per share data

	Six months ended June 30,
	2016	2015
	Unaudited	Unaudited

Net income (loss)	$346	$5
Cash flow hedging instruments:
Change in unrealized gains and losses	5	(65)
Income (loss) in respect of derivative instruments designated for cash flow hedge, net of taxes	(2)	82

Other comprehensive income	3	17

Comprehensive income (loss)	$349	$22

The accompanying notes are an integral part of the consolidated financial statements.

F-5

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares	Share capital and additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' equity

Balance as of January 1, 2015	1,802,692	$76,839	$(243)	$(71,299)	$5,297

Issuance of Ordinary shares	385,511	760	-	-	760
Other comprehensive loss	-	-	(16)	-	(16)
Share-based compensation expense	4,065	130	-	-	130
Net income	-	-	-	334	334

Balance as of December 31, 2015	2,192,268	$77,729	$(259)	$(70,965)	$6,505

Issuance of Ordinary shares	468,885	1,046	-	-	1,046
Other comprehensive income	-	-	3	-	3
Share-based compensation expense	-	68	-	-	68
Net income	-	-	-	346	346

Balance as of June 30, 2016 (unaudited)	2,661,153	$78,843	$(256)	$(70,619)	$7,968

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

F-6

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2016	2015
	Unaudited

Cash flows from operating activities:

Net income	$346	$5
Adjustments required to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	128	101
Capital gain from sale of property and equipment	(5)	-
Currency fluctuation of deposits and loans	67	64
Severance pay, net	14	8
Share-based compensation expenses	68	57
Decrease (increase) in trade receivables, net	96	(427)
Increase in other accounts receivable and other assets	(138)	(209)
(Increase) decrease in inventories	392	192
decrease in trade payables	(866)	(285)
Increase in employees and payroll accruals, deferred revenues, accrued expenses and other liabilities	40	330

Net cash provided by (used in) operating activities	$142	$164

Cash flows from investing activities:

Purchase of property and equipment	(65)	(51)
Change in long-term bank deposits	10	(102)
Acquisition, net (a)	(154)	-
Proceeds from sale of property and equipment	6	-

Net cash used in investing activities	$(203)	$(153)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

F-7

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2016	2015
	Unaudited
Cash flows from financing activities:

Proceeds from issuance of shares, net	751	585
Repayment of deferred consideration related to the Dimex acquisition	-	(59)
Repayment of short and long-term bank loans	(587)	(362)

Net cash provided by financing activities	$164	$164

Increase (decrease) in cash and cash equivalents	119	(153)
Cash and cash equivalents at the beginning of the period	1,419	1,522

Cash and cash equivalents at the end of the period	$1,538	$1,369

Supplementary cash flow activities:

(1) Cash paid during the period for:
Interest	$98	$113

(2) Non-cash activities:

Conversion of loan to investment	$256	$-

Liability related to acquisition of business	$178	$-

Issuance of shares	$298	$-

(a) Acquisition of iDnext Ltd. and Next-Line Ltd.:

Fair value of net tangible assets acquired at acquisition date	$80	$-
Fair value of net intangible assets acquired at acquisition date	806	-
Less- amount acquired by converting loan into shares	(256)	-
Less- Contingent consideration on account of acquisition	(178)	-
Less- amount acquired by issuance of shares	(298)	-
Net cash used to pay for Acquisition of iDnext Ltd. and Next-Line Ltd.	$154	$-

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

F-8

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	GENERAL

a.	B.O.S. Better Online Solutions Ltd. ("BOS" or "the Company") is an Israeli corporation.

The Company's shares are listed on NASDAQ under the ticker BOSC.

b.	The Company has two operating segments: the RFID and Mobile Solutions segment and the Supply Chain Solutions segment.

The Company's wholly-owned subsidiaries include:

(1)	BOS-Dimex Ltd. ("BOS-Dimex", previously "Dimex Solutions Ltd.";), is an Israeli company that provides comprehensive turn-key solutions for Automatic Identification and Data Collection. BOS-Dimex comprises the RFID and Mobile Solutions segment. In addition, following the acquisition in January 2016 by Dimex of the business operations of iDnext Ltd. and its subsidiary Next-Line Ltd., Dimex also offers on-site inventory count services in the fields of apparel, food, convenience and pharma, and asset tagging and counting services for corporate and governmental entities.

(2)	BOS-Odem Ltd. ("BOS-Odem"), an Israeli company, is a distributor of electronic components and supply chain services. BOS-Odem is part of the Supply Chain Solutions segments; and

(3)	Ruby-Tech Inc., a New York corporation, is a wholly-owned subsidiary of BOS-Odem and a part of the Supply Chain Solutions segment.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the financial statements of the Company as of December 31, 2015, are applied consistently in these financial statements.

NOTE 3:	UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

These unaudited condensed interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company's financial position as of June 30, 2016 have been included. Operating results for the six-month period ended June 30, 2016 are not necessarily indicative of the results that may be expected for the year ended December 31, 2016.

The consolidated balance sheet at December 31, 2015 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements.

The unaudited interim financial statements should be read in conjunction with the Company's annual financial statements and accompanying notes as of December 31, 2015 included in the Company's Annual Report on Form 20-F, filed with the Securities Exchange Commission on April 21, 2016.

F-9

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:	DERIVATIVE INSTRUMENTS

The Company uses derivative instruments primarily to manage exposure to foreign currency exchange rates. The Company’s primary objective in holding derivatives is to reduce the volatility of earnings and cash flows due to changes in foreign currency exchange rates.

Losses on designated derivatives reclassified from OCI into Consolidated Statement of Operations for the periods ended:

	Six months ended June 30,
	2016	2015
	Unaudited
Line Item in Statement of Operations
Derivatives designated as cash flow hedging instruments:
Foreign currency derivatives Cost of revenues	$(0.5)	$-
Foreign currency derivatives Sales and marketing	(1)	82
Foreign currency derivatives General and administrative	(0.5)	-
Total expenses (income)	$(2)	$82

NOTE 5:	ACQUISITION OF BUSINESS

In January 2016, the Company, through its wholly owned subsidiary BOS-Dimex, consummated the acquisition of the business operations of iDnext Ltd. ("iDnext") and its subsidiary Next-Line Ltd. ("Next-Line"), for a total consideration of $886. The consideration was comprised of $256, initially advanced as a loan to iDnext and Next-Line in December 2015, and applied towards the acquisition consideration at closing, a cash payment of $154, and the issuance of 162,734 Ordinary Shares of the Company for a value of $298. Additionally, BOS-Dimex Ltd. has recorded a consideration in the amount of $178, reflecting its commitment to make additional payments contingent on the annual operational profit of the acquired business in the calendar years 2016 and 2017.

The purchase price allocation of the acquired business is as follows:

Allocation:	Unaudited
Tangible assets:
Fixed assets	$80

Intangible assets:
Software	111
Customer relationships	141
Goodwill	554
$886

Intangible assets are amortized based on the straight-line method for their remaining useful life.

F-10

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:	EQUITY

1.	Issuance of Ordinary Shares in connection with Standby Equity Distribution Agreements:

On each of June 18, 2013, February 3, 2014 and February 17, 2015, the Company entered into a Standby Equity Distribution Agreement ("SEDA"), with YA II PN, Ltd. (formerly YA Global Master SPV Ltd., "YA" or "YA Global") for the sale of up to $600, $2,000 and $1,300, respectively, of its Ordinary Shares to YA. The SEDAs provide that the Company may effect a sale, at its sole discretion, during a two-year period for the 2013 SEDA, three-year period for the 2014 SEDA and a 40-month period for the 2015 SEDA, from the respective SEDA date but not before the date on which the Securities and Exchange Commission first declares effective a registration statement registering the resale of the Company’s Ordinary Shares by YA. For each Ordinary Share purchased under the SEDA, YA will pay 95% under the 2013 and 2014 SEDAs and 93% under the 2015 SEDA, of the lowest daily VWAP (as defined below) of the Ordinary Shares during the five consecutive trading days (for the 2013 and 2014 SEDAs) or three consecutive trading days (for the 2015 SEDA) following the date of an advance notice from the Company (provided such VWAP is greater than or equal to 90% of the last closing price of the Ordinary shares at the time of delivery of the advance notice). A notice shall not exceed $150 for the 2013 SEDA, $500 for the 2014 SEDA and $500 for the 2015 SEDA. "VWAP" is defined as of any date, to be such date's daily dollar volume-weighted average price of the Ordinary Shares as reported by Bloomberg, LP. The Company may terminate a SEDA at any time upon prior notice to YA Global, as long as there are no advance notices outstanding and the Company has paid to YA all amounts then due.

In connection with the 2013, 2014 and 2015 SEDA, the Company has issued to YA 7,500, 13,711 and 28,930 Ordinary Shares, respectively, as a commitment fee.

During the years 2013 through June 2016, the Company issued to YA 801,216 Ordinary Shares, for a total amount of $2,515. The equity lines under the SEDAs executed by the Company and YA in 2013 and 2014 were fully utilized.

2.	On February 3, 2014, the Company entered into a Note Purchase Agreement with YA, under which YA provided the Company with a one year bridge loan in the amount of $500. The bridge loan was repayable in nine equal monthly installments commencing three months after the receipt of the loan, and was paid in full throughout February 2015. The Company issued to YA 2,500 Ordinary Shares as a commitment fee.

3.	On June 10, 2015, the Company entered into a Share Purchase Agreement with certain investors, including YA Global, members of management, and certain business partners of the Company, under which the Company issued 244,630 Ordinary Shares and raised an aggregate amount of $573, net of $16 issuance expenses, at a price per share of $2.406.

4.	On January 8, 2015, the Company’s Board of Directors approved an increase of 1,500,000 Ordinary Shares in the Company's authorized share capital, from 2,500,000 authorized shares to 4,000,000 authorized shares.

5.	On January 1, 2016, the Company issued to iDnext and Next-Line 162,734 Ordinary Shares in connection with the acquisition of their business. On April 4, 2016, the Company issued 4,882 Ordinary Shares to a consultant as fees in connection with such acquisition. For further details see Note 5.

6.	On June 7, 2016, the Company issued to its employees 10,000 Ordinary Shares upon their exercise of stock options.

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F - 11